VOTING AND SUPPORT AGREEMENT

September 29, 2016

________________________

________________________

Ladies and Gentlemen:

Re:	Kirkland Lake Gold Inc.

Newmarket Gold Inc. (“NMI”) and Kirkland Lake Gold Inc. (“KGI”) have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this agreement (the “Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement under the Canada Business Corporations Act as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Proposed Transaction”). Capitalized terms used herein but which are not defined herein shall have the meanings set forth in the Arrangement Agreement. Under the Proposed Transaction, among other things, securityholders of KGI are expected to receive 2.1053 of a common share in the capital of NMI (each whole share, a “Common Share”) for each common share in the capital of KGI held by them. ________________________(the “Shareholder”) is the registered and/or beneficial owner of that number of Common Shares (the “Subject Securities”) set forth on the execution page of this Agreement and has agreed to enter into this Agreement in connection with the Proposed Transaction. The Shareholder acknowledges that KGI would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder. For greater certainty, the term “Subject Securities” shall include all of the Common Shares that may become beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed by, the Shareholder after the date hereof and prior to the effective time under the Arrangement Agreement (the “Effective Time”), including all of the Common Shares issued upon the conversion, exchange or exercise of any securities or rights of NMI convertible into or exchangeable or exercisable for Common Shares held by the Shareholder or which may otherwise be acquired by the Shareholder after the date hereof and prior to the Effective Time.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, KGI and the Shareholder (collectively, the “Parties”) agree as follows:

1.

The Shareholder covenants and agrees that, at any meeting of securityholders of NMI called for the purpose of approving any matter in connection with the Proposed Transaction and/or the Arrangement Agreement, the Shareholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall (or cause the holder of record to, if the Shareholder is the beneficial owner but not the holder of record of the Subject Securities) vote all of the Subject Securities: (a) in favour of the approval of the Proposed Transaction and/or any actions required in furtherance of the actions contemplated thereby; and (b) to oppose any proposed action by any other party, the result of which could impede, interfere with or delay completion of the Proposed Transaction. The Shareholder hereby waives and agrees in favour of KGI not to exercise any rights of appraisal or rights of dissent that the Shareholder may have arising from the Proposed Transaction.

2.

The Shareholder will not, and will not permit any entity under its control, to: (a) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Proposed Transaction; (b) assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to impede, interfere with or delay completion of the Proposed Transaction; or (c) act jointly or in concert with others with respect to voting securities of NMI for the purpose of opposing or competing

3.

Except with the prior written consent of KGI, the Shareholder agrees and covenants in favour of KGI not to option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of or grant a proxy or other right to vote over, any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith.

4.

The Shareholder represents and warrants that: (a) it is the registered and beneficial owner of the Subject Securities, and no other securities of NMI; (b) it has the sole right to vote the Subject Securities; (c) none of the Subject Securities are subject to any voting agreement (other than this Agreement) or adverse claim; (d) no person, firm, or corporation has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities; (e) it has full power and authority to make, enter into and carry out the terms of this Agreement; and (f) there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Shareholder, pending or threatened against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into and carry out the terms of this Agreement. The Shareholders will advise KGI if any of the representations or warranties in this Agreement become untrue.

5.

If any of the Subject Securities are held through a corporation or trust over which the Shareholder has control, the Shareholder shall exercise his or her power and authority to ensure that this Agreement is complied with by said corporation or trust.

6.	This Agreement shall automatically terminate on the first to occur of:

(i)	the Effective Time;

(ii)

the date, if any, that the Arrangement Agreement is terminated in accordance with its terms including, without limitation, in connection with a Superior Proposal being accepted by the board of directors of KGI;

(iii)	the date, if any, upon which the Arrangement Agreement is amended in any manner to provide for less consideration than is provided for at the date of this Agreement; and

(iv)	January 31, 2017 (the “Outside Date”).

Upon termination of this Agreement in accordance with this Section 6, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement.

7.

Nothing contained in this Agreement will (a) restrict, limit or prohibit the Shareholder from exercising, in his or her capacity as a director or officer, his or her fiduciary duties to NMI under applicable law; (b) require the Shareholder, in his or her capacity as an officer of NMI, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of NMI’s board of directors undertaken in the exercise of his or her fiduciary duties; or (c) restrict the Shareholder who is a director or officer of NMI from engaging, in such Shareholder’s capacity as a director or officer of NMI, in discussions or negotiations with a person in response to any bona fide Acquisition Proposal that could result in a Superior Proposal in accordance with the provisions of the Arrangement Agreement.

8.

Each of the parties agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

9.

It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder. Without prejudice to the rights and remedies otherwise available to it, KGI shall be entitled to equitable relief by way of injunction or otherwise if the Shareholder breaches, or threatens to breach, any of the provisions of this Agreement. KGI shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such remedy. Notwithstanding that damages may be readily quantifiable, the Shareholder agrees not to plead sufficiency of damages as a defense in any such proceeding and the Shareholder further agrees to not oppose KGI in seeking or the granting of such relief.

10.

This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, communications and agreements, whether oral or written, between the Parties relating to the same and all past courses of dealing or industry custom. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by duly authorized signatories of the Parties. The waiver by either party of a breach of or a default under any provision of this Agreement shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege or remedy that it has or may have hereunder operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power, privilege or remedy hereunder.

11.

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

12.

In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be invalid or unenforceable, the remaining portions hereof shall remain in full force and effect and such provision shall be enforced to the maximum extent possible so as to effect the intent of the parties, and shall in no way be affected, impaired or invalidated.

13.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

Please confirm your agreement with the foregoing by signing a copy of this Agreement where indicated below and

Sincerely yours,

KIRKLAND LAKE GOLD INC.

Per: Authorized Signatory

Accepted and agreed to with effect from the 29th day of September, 2016.

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

(Number of Shares Held)

(Number of Options Held)

(Number of PSUs Held)